Annual Report

SEPTEMBER 30, 2006

Waddell & Reed Advisors High Income Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors High Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2006. It has been an especially volatile period. Overall, stock prices rose as energy prices fell and the U.S. housing market deteriorated. The S&P 500 Index advanced 10.80 percent, led by telecommunications and financial stocks. Energy stocks were the weakest performers during the period. International stocks also posted strong gains, as the Morgan Stanley Capital International EAFE Index climbed 19.16 percent.

The Fed pauses. The world does not.

Bond yields climbed and prices declined for much of the past 12 months as central banks around the world continued to tighten monetary policies. In August, however, the Federal Reserve ended a two-year long streak of boosting short-term U.S. interest rates amid signs that inflation was easing. This helped ignite a summer rebound in the U.S. fixed income market. The Citigroup Broad Investment Grade Index returned 3.71 percent for the period. For investors, the difference in income potential between

U.S. TREASURY YIELDS
(September 30, 2005 compared to September 29, 2006)



6%
4%
2%
0%
YIELD
3 mos.
6 mos.
2 yrs.
3 yrs.
5 yrs.
10 yrs.
30 yrs.
MATURITY
Treasury yields as of
9/29/06
9/30/05

Source: Bloomberg. Past performance does not guarantee future results. Yields shown fluctuate daily and are not representative of the income potential of a specific mutual fund.

money market securities (those maturing in less than a year) and taxable bonds that mature in 10 to 30 years has compressed dramatically. As of September 30, 2006, three-month and six-month U.S. Treasury bills yielded more than 30-year bonds, on average. Such a pattern is generally associated with a slowdown in economic growth. Consumers appear to be growing wary of spending to excess as home "for sale" signs have become about as difficult to remove from lawns as dandelions, and as numerous.

Energy prices hit record, then slide.

The cost of energy has been one of the top economic stories since autumn of 2005. Oil, natural gas and gasoline prices all reached record highs, only to fall back during the summer as energy stockpiles reached greater-than-expected levels and the 2006 U.S. hurricane season was mild. At its peak this past July, oil reached $78.40 a barrel, a nearly eight-fold increase from 1986, and more than double the price just three years ago. Gasoline, peaking at over $3 per gallon in the spring, had fallen to about $2.25 as of this writing.

We believe that, over the longer term, the cost of energy will resume an upward path. There's just too much long-term global demand relative to known reserves, in our opinion, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns and geopolitics appear to be calmer for the moment, but we feel there's still ample long-term risk to oil

and gas supplies from the wrath of both nature and political extremism.

Profit growth appears less robust.

As energy prices have retreated, it appears that one of the chief engines for double-digit corporate profit growth for the S&P 500 may stall in the months ahead. Without the contribution of record oil company earnings, large company profits would have grown 8.2 percent in the past year, versus the reported 13 percent (Source: Bloomberg). We think that falling energy prices have both positive and negative implications for stocks. While it now means lower production and transportation costs for many companies and consumers, helping earnings of firms such as airlines, it is also a headwind for energy firms and utility earnings.

Plan ahead.

None of us can predict with certainty what the price of gas will be down the road, or pinpoint exactly what it will cost to heat and maintain our homes. What we can do, however, is plan as much as we can for the trip ahead – both our economic journey and our ongoing journey toward our financial goals. I firmly believe that with a personal financial plan, you and your financial advisor can build an effective road map to help you more efficiently meet the financial bumps and challenges ahead.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Questions and Answers with Portfolio Management

September 30, 2006



Below, Louise D. Rieke, CFA, CPA, portfolio manager of the Waddell & Reed Advisors High Income Fund, discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2006. She has managed the Fund for 16 years and has 34 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.

Source: Morningstar.

How did the Fund perform over the past fiscal year?

It was a disappointing period. We underperformed both our benchmark, the Citigroup High Yield Market Index, and our peer group, the Lipper High Current Yield Funds Universe Average for the 12 months ended Sept. 30. The Fund's Class A shares rose 5.40 percent (excluding sales charge) for the period compared to 7.59 percent for our benchmark and 6.65 percent for the peer group, which reflects the performance of funds with similar investment objectives.

Please note that Fund and peer group returns include applicable fees and expenses, whereas an unmanaged index does not include any fees.

What factors affected the Fund's results?

The Fund was too defensively structured, in our opinion. Our operating philosophy was that the economy would slow as the Federal Reserve continued to raise the Federal Funds rate, and that this would put pressure on long-term bond prices. Instead, the Fed's actions, plus the fact that the Fed paused in August amid some signs of a mild slowdown, led to a rally in long-term bond prices. In fact, during the Fed's 150 basis point increase in short-term rates from 3.75 percent on Sept. 30, 2005 to 5.25 percent this past summer, there was only a corresponding 28 basis point increase (0.28 percent) rise in the 10-year U.S. Treasury bond yield.

In February 2005, then-Fed Chairman Greenspan called the tame behavior of long-term interest rates a "conundrum," as it is essentially unprecedented for long rates not to rise during periods of monetary tightening. This "conundrum" spilled over into 2006. We entered the fiscal year anticipating higher long-term rates and deteriorating credit quality, but we were caught off guard by the tame behavior of the longest maturities.

Overall credit quality has also remained relatively high, and default rates on high-yield bonds low, by historical standards. While the U.S. economy showed signs of slowing when gasoline prices rose to more than $3 per gallon in early summer, as gasoline prices dropped sharply in August and September, both the economy and high-yield bond market enjoyed a proverbial "fuel injection" of additional consumer purchasing power and consequent potential corporate cash flow and earnings. In this environment, risk-taking with respect to bond selection was rewarded. Our cautious approach was not.

What strategies and techniques did you employ that specifically affected the Fund's performance?

We structured the Fund's portfolio with a barbell strategy, i.e., an emphasis on both short maturity, callable bonds, and long maturity, more interest-sensitive issues. The emphasis was also on credit quality because we expected a slowdown in the economy with a flight to quality names. However, the best performing sectors of the high-yield market were the lower quality "B" and Non-Rated sectors. The Fund's emphasis is on the B issuers we believe are relatively strong. (Bonds with ratings of BB and B or non-rated are considered high yield and have a higher risk profile than bonds rated BBB and higher).

Portfolio Characteristics (as of 9/30/06)	
Average maturity	4.80 years
Effective duration	3.46 years
Weighted average bond rating	B

Information presented is for illustrative purposes only and is subject to change.

How much of a factor was portfolio credit quality in affecting results?

We were underweight in relatively higher quality (BB rated) and low quality (C rated and non-rated) issues within the high-yield bond market, and this negatively impacted performance. Our primary overweight position was in B rated bonds. We started the year with very narrow differentials in income

potential between bonds of different quality (tight spreads). At year-end, spreads remained compressed, and were even tighter in some instances. This was a period where the best performing funds were the ones taking the biggest risks, in our view. We don't believe that this situation will persist indefinitely, and we feel that we are positioned accordingly.

What sectors and industries did you emphasize, and how did this positioning affect the Fund's results?

Industry sectors of focus during the fiscal year included building products, food processing and health care. Our building products holdings, which included bonds of Jacuzzi Brands, Inc., Goodman Global Holdings, Inc., and Interface Inc., were a large overweight in the portfolio and generally outperformed the index, benefiting the Fund. However, this was more than offset by our positioning in other sectors, particularly the auto sector, where we were substantially underweight. General Motors bonds, for example, outperformed the market with total returns of over 20 percent during the period. We concluded that these bonds were too risky an investment vehicle given what we believe are substantial long-term fundamental issues facing the firm, including foreign competition, pension and benefits issues and historic dependence on a product mix heavy on gas-guzzlers.

What looks attractive to you over the next 12 months?

We have been in an extended period where the most aggressive risk takers, both interest rate and credit, have been the big winners, while managers who adhere to more risk-averse capital preservation strategies, like we do, have lagged. At the National Association For Business Economics annual meeting in September 2005, Alan Greenspan made the following comment: "Whatever the reason for narrowing credit spreads, and they differ from episode to episode, history cautions that extended periods of low concern about credit risk have invariably been followed by reversal, with an attendant fall in the prices of risky assets." While we acknowledge that this environment may persist for awhile longer, we agree with then-Chairman Greenspan's comments, and we feel that we are well positioned in the event of a reversal.

Currently the economy is showing moderate growth, and inflation seems under control. The wild card, in our opinion, will be energy prices, as they have a large and quick impact on corporate profits and consumer wallets and, therefore, GDP growth. The outlook is for these trends to continue with the expectation that energy prices could change at any time.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Waddell & Reed Advisors High Income Fund, Inc., Class A Shares[1]	$15,543
— — —	Citigroup High Yield Market Index	$18,240
— — —	Lipper High Current Yield Funds Universe Average	$16,526



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-06	−0.66%	0.44%	4.47%	5.89%
5-year period ended 9-30-06	6.15%	6.21%	6.42%	7.78%
10-year period ended 9-30-06	4.98%	—	—	5.88%
Since inception of Class[3] through 9-30-06	—	3.89%	3.93%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,021.80	1.14%	$ 5.76
Class B	1,000	1,018.10	2.13	10.80
Class C	1,000	1,017.40	2.07	10.49
Class Y	1,000	1,024.80	0.82	4.15
Based on 5% Return[2]				
Class A	$1,000	$1,019.36	1.14%	$ 5.76
Class B	1,000	1,014.41	2.13	10.78
Class C	1,000	1,014.71	2.07	10.48
Class Y	1,000	1,020.98	0.82	4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF HIGH INCOME FUND

Portfolio Highlights

On September 30, 2006, Waddell & Reed Advisors High Income Fund, Inc. had net assets totaling $923,359,641 invested in a diversified portfolio of:

92.25%	Corporate Debt Securities
6.03%	Cash and Cash Equivalents
1.72%	Common and Preferred Stocks, Right and Warrant

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



	Consumer Services Bonds	$12.29
	Capital Goods Bonds	$10.46
	Energy Bonds	$ 9.24
	Business Equipment and Services Bonds	$ 8.45
	Consumer Nondurables Bonds.	$ 8.29
	Utilities Bonds	$ 8.27
	Health Care Bonds	$ 6.11
	Cash and Cash Equivalents	$ 6.03
	Financial Services Bonds	$ 5.97
	Shelter Bonds	$ 4.57
	Retail Bonds	$ 4.56
	Technology Bonds.	$ 4.44
	Transportation Bonds	$ 3.10
	Raw Materials Bonds	$ 2.94
	Consumer Durables Bonds.	$ 1.97
	Common and Preferred Stocks, Right and Warrant.	$ 1.72
	Multi-Industry Bonds	$ 1.59

On September 30, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	A	0.44%
■	BBB	4.30%
■	BB	15.31%
■	B	58.63%
■	CCC	12.69%
■	Non-rated	0.88%
☐	Cash and Cash Equivalents and Equities .	7.75%

Ratings reflected in the wheel above are taken from Standard & Poor's.

The Investments of High Income Fund

September 30, 2006

COMMON STOCKS, RIGHT AND WARRANT	Shares	Value
Capital Equipment – 0.35%		
Dresser-Rand Group Inc.*..........................	54,000	$ 1,101,600
Goodman Global, Inc.*.............................	155,700	2,078,595
		3,180,195
Finance Companies – 0.01%		
ONO Finance Plc, Rights (A)*.......................	2,500	**50,000**
Health Care – Drugs – 0.31%		
Elan Corporation, plc, ADR*.......................	185,500	**2,852,990**
Hospital Supply and Management – 0.24%		
Triad Hospitals, Inc.*.............................	50,000	**2,201,500**
Hotels and Gaming – 0.31%		
Pinnacle Entertainment, Inc.*......................	103,000	**2,896,360**
Petroleum – International – 0.16%		
Forest Oil Corporation*...........................	47,400	**1,497,366**
Petroleum – Services – 0.11%		
Diamond Offshore Drilling, Inc.	13,900	**1,005,943**
Utilities – Gas and Pipeline – 0.23%		
Williams Companies, Inc. (The).....................	90,400	**2,157,848**
Utilities – Telephone – 0.00%		
GT Group Telecom, Inc., Warrants (A)(B)*............	3,950	**4**
TOTAL COMMON STOCKS, RIGHT AND WARRANT – 1.72%		**$ 15,842,206**
(Cost: $15,317,807)		
PREFERRED STOCKS		
Apparel – 0.00%		
Anvil Holdings, Inc., 13.0% (B)*.....................	168,014	**168**
Broadcasting – 0.00%		
Adelphia Communications Corporation, 13.0%*.........	17,500	**8,750**
TOTAL PREFERRED STOCKS – 0.00%		**$ 8,918**
(Cost: $4,931,248)		

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Air Transportation – 0.46%		
Continental Airlines Pass Through Trust Certificates,		
7.566%, 3–15–20	$4,214	$ 4,203,587
Aircraft – 1.03%		
Esterline Technologies Corporation,		
7.75%, 6–15–13	4,750	4,797,500
L–3 Communications Corporation,		
6.125%, 1–15–14	1,050	1,018,500
Orbital Sciences Corporation,		
9.0%, 7–15–11	3,500	3,714,375
		9,530,375
Aluminum – 0.16%		
Century Aluminum Company,		
7.5%, 8–15–14	1,450	1,450,000
Apparel – 0.81%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	2,475	2,524,500
Perry Ellis International, Inc.,		
8.875%, 9–15–13	5,000	4,925,000
		7,449,500
Beverages – 0.52%		
Constellation Brands, Inc.:		
8.125%, 1–15–12	1,750	1,809,062
7.25%, 9–1–16	3,000	3,033,750
		4,842,812
Broadcasting – 3.88%		
CCH I Holdings, LLC and CCH I Holdings Capital Corp.,		
11.0%, 10–1–15	2,000	1,820,000
CCH II, LLC and CCH II Capital Corp.,		
10.25%, 9–15–10	6,380	6,507,600
Comcast Corporation,		
5.9%, 3–15–16	5,000	5,002,305
EchoStar DBS Corporation,		
8.75813%, 10–1–08	2,325	2,348,250
Entercom Radio, LLC and Entercom Capital, Inc.,		
7.625%, 3–1–14	3,000	2,928,750
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	9,125	9,547,031
PanAmSat Corporation:		
6.375%, 1–15–08	2,550	2,543,625
9.0%, 8–15–14	3,000	3,097,500
9.0%, 6–15–16 (A)	2,000	2,060,000
		35,855,061

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services – 8.10%		
Allied Waste North America, Inc.:		
8.5%, 12–1–08	$4,500	$ 4,713,750
9.25%, 9–1–12	6,666	7,107,622
7.25%, 3–15–15	3,000	2,977,500
7.125%, 5–15–16	1,000	986,250
Argo-Tech Corporation,		
9.25%, 6–1–11	1,225	1,274,000
Carriage Services, Inc.,		
7.875%, 1–15–15	2,600	2,528,500
Corrections Corporation of America:		
7.5%, 5–1–11	1,750	1,789,375
6.75%, 1–31–14	3,250	3,250,000
Education Management LLC and Education Management Finance Corp.,		
8.75%, 6–1–14 (A)	4,350	4,393,500
Hughes Network Systems, LLC, and HNS Finance Corp.,		
9.5%, 4–15–14 (A)	1,170	1,205,100
Iron Mountain Incorporated:		
8.625%, 4–1–13	5,000	5,112,500
7.75%, 1–15–15	7,000	7,000,000
Lamar Advertising Company,		
6.625%, 8–15–15	5,500	5,273,125
Lamar Media Corp.:		
7.25%, 1–1–13	2,759	2,776,244
6.625%, 8–15–15 (A)	1,500	1,438,125
Mac-Gray Corporation,		
7.625%, 8–15–15	800	816,000
R.H. Donnelley Corporation,		
6.875%, 1–15–13	1,000	912,500
R.H. Donnelley Finance Corporation III,		
8.875%, 1–15–16	3,950	3,959,875
SunGard Data Systems Inc.,		
10.25%, 8–15–15	8,590	8,847,700
Syniverse Technologies, Inc.,		
7.75%, 8–15–13	4,650	4,475,625
UCAR Finance Inc.,		
10.25%, 2–15–12	3,780	3,969,000
		74,806,291

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Capital Equipment – 3.57%		
Case New Holland Inc.:		
9.25%, 8–1–11	$5,600	$ 5,936,000
7.125%, 3–1–14	1,560	1,565,850
Chase Merger Sub, Inc.,		
9.5%, 8–1–14 (A)	3,000	3,045,000
Dresser-Rand Group Inc.,		
7.375%, 11–1–14	2,727	2,679,277
JLG Industries, Inc.,		
8.25%, 5–1–08	5,880	6,085,800
Mueller Group, Inc.,		
10.0%, 5–1–12	3,786	4,112,543
Simmons Bedding Company,		
7.875%, 1–15–14	4,412	4,279,640
Simmons Company,		
0.0%, 12–15–14 (C)	7,400	5,272,500
		32,976,610
Chemicals – Petroleum and Inorganic – 0.75%		
Lyondell Chemical Company,		
8.25%, 9–15–16	800	812,000
Nalco Company:		
7.75%, 11–15–11	5,000	5,100,000
8.875%, 11–15–13	1,000	1,042,500
		6,954,500
Chemicals – Specialty – 1.65%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	5,000	4,825,000
0.0%, 6–1–13 (C)	6,750	6,277,500
Ethyl Corporation,		
8.875%, 5–1–10	1,650	1,716,000
VeraSun Energy Corporation,		
9.875%, 12–15–12	2,350	2,455,750
		15,274,250
Coal – 1.56%		
Foundation PA Coal Company,		
7.25%, 8–1–14	9,200	9,246,000
James River Coal Company,		
9.375%, 6–1–12	5,700	5,130,000
		14,376,000
Communications Equipment – 0.14%		
AirGate PCS, Inc.,		
9.25688%, 10–15–11	1,250	**1,278,125**

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Computers – Main and Mini – 0.88%		
Xerox Corporation:		
6.4%, 3–15–16	$ 5,000	$ 4,975,000
6.75%, 2–1–17	3,075	3,121,125
		8,096,125
Computers – Peripherals – 1.04%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (C)	11,050	**9,613,500**
Construction Materials – 6.52%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (C)	8,625	4,743,750
Associated Materials Incorporated,		
9.75%, 4–15–12	5,820	5,805,450
Brand Services, Inc.,		
12.0%, 10–15–12	4,250	4,771,815
Builders FirstSource, Inc.,		
9.655%, 2–15–12	8,290	8,124,200
Interface, Inc.:		
10.375%, 2–1–10	6,180	6,736,200
9.5%, 2–1–14	4,750	4,892,500
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	10,000	10,600,000
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	6,750	6,842,813
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	9,125	7,277,188
Texas Industries, Inc.,		
7.25%, 7–15–13	400	400,000
		60,193,916
Containers – 4.59%		
Alltrista Corporation,		
9.75%, 5–1–12	9,700	10,233,500
BPC Holding Corporation:		
8.875%, 9–15–14 (A)	3,600	3,618,000
9.265%, 9–15–14 (A)	800	804,000
Graham Packaging Company, L.P. and GPC		
Capital Corp. I:		
8.5%, 10–15–12	800	792,000
9.875%, 10–15–14	1,600	1,572,000
Jefferson Smurfit Corporation,		
8.25%, 10–1–12	2,000	1,915,000

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Containers (Continued)		
MDP Acquisitions plc,		
9.625%, 10–1–12	$6,800	$ 7,174,000
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	9,750	10,286,250
Stone Container Corporation,		
9.75%, 2–1–11	4,426	4,558,780
Stone Container Finance Company of Canada II,		
7.375%, 7–15–14	1,600	1,456,000
		42,409,530
Cosmetics and Toiletries – 0.16%		
Chattem, Inc.,		
7.0%, 3–1–14	1,500	**1,449,375**
Defense – 0.57%		
Armor Holdings, Inc.,		
8.25%, 8–15–13	3,500	3,622,500
DRS Technologies, Inc.,		
6.875%, 11–1–13	1,650	1,629,375
		5,251,875
Electronic Components – 0.78%		
Amkor Technology, Inc.,		
9.25%, 6–1–16	3,800	3,562,500
Seagate Technology HDD Holdings,		
6.8%, 10–1–16	3,700	3,681,500
		7,244,000
Finance Companies – 4.94%		
Athena Neurosciences Finance, LLC,		
7.25%, 2–21–08	5,000	4,981,250
Dollar Financial Group, Inc.,		
9.75%, 11–15–11	4,075	4,445,589
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
6.75%, 5–1–14	2,500	2,443,750
Ford Motor Credit Company,		
9.875%, 8–10–11	5,000	5,174,060
Goodman Global Holdings, Inc.:		
8.32938%, 6–15–12	1,142	1,157,702
7.875%, 12–15–12	6,850	6,524,625
Hanover Equipment Trust 2001B,		
8.75%, 9–1–11	1,850	1,924,000
MSW Energy Holdings LLC and MSW Energy Finance Co., Inc.,		
8.5%, 9–1–10	1,600	1,648,000

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	$ 850	$ 688,500
PIH Acquisition Co.,		
10.75%, 10–1–13 (A)	2,350	2,373,500
Verso Paper Holdings LLC and Verso Paper Inc.:		
9.125%, 8–1–14 (A)	3,100	3,119,375
9.235%, 8–1–14 (A)	1,575	1,590,750
11.375%, 8–1–16 (A)	1,500	1,488,750
Visant Holding Corp.,		
8.75%, 12–1–13 (A)	8,000	8,050,000
		45,609,851
Food and Related – 1.84%		
Pierre Merger Corp.,		
9.875%, 7–15–12	6,500	6,597,500
Pilgrim's Pride Corporation:		
9.625%, 9–15–11	1,000	1,050,000
9.25%, 11–15–13	850	871,250
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13	8,500	8,510,625
		17,029,375
Forest and Paper Products – 2.02%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	2,235	2,235,000
Buckeye Technologies Inc.:		
8.0%, 10–15–10	10,890	10,454,400
8.5%, 10–1–13	4,750	4,761,875
Georgia-Pacific Corporation,		
9.5%, 12–1–11	1,100	1,185,250
		18,636,525
Health Care – General – 0.86%		
Encore Medical IHC, Inc.,		
9.75%, 10–1–12	7,250	**7,975,000**
Homebuilders, Mobile Homes – 0.65%		
Meritage Corporation,		
7.0%, 5–1–14	3,800	3,405,750
Technical Olympic USA, Inc.:		
7.5%, 3–15–11	1,800	1,449,000
7.5%, 1–15–15	1,500	1,147,500
		6,002,250

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hospital Supply and Management – 5.25%		
Psychiatric Solutions, Inc.:		
10.625%, 6–15–13	$4,570	$ 4,969,875
7.75%, 7–15–15	8,300	8,092,500
Rural/Metro Corporation,		
0.0%, 3–15–16 (C)	7,110	5,190,300
Rural/Metro Operating Company, LLC and Rural/Metro		
(Delaware) Inc.,		
9.875%, 3–15–15	4,400	4,548,500
Tenet Healthcare Corporation,		
9.875%, 7–1–14	5,980	5,957,575
Triad Hospitals, Inc.,		
7.0%, 11–15–13	7,250	7,041,563
US Oncology Holdings, Inc.,		
10.675%, 3–15–15	8,465	8,634,300
US Oncology, Inc.:		
9.0%, 8–15–12	1,750	1,811,250
10.75%, 8–15–14	2,000	2,190,000
		48,435,863
Hotels and Gaming – 5.46%		
Gaylord Entertainment Company,		
8.0%, 11–15–13	2,400	2,442,000
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	7,350	7,699,125
MGM Grand, Inc.,		
9.75%, 6–1–07	5,750	5,886,562
MGM MIRAGE:		
8.5%, 9–15–10	4,750	5,052,813
8.375%, 2–1–11	2,500	2,606,375
Mandalay Resort Group,		
9.375%, 2–15–10	6,500	6,946,875
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	8,280	8,383,500
Pokagon Gaming Authority,		
10.375%, 6–15–14 (A)	2,400	2,559,000
Station Casinos, Inc.,		
6.875%, 3–1–16	5,250	4,921,875
Vail Resorts, Inc.,		
6.75%, 2–15–14	4,000	3,910,000
		50,408,125

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 0.37%		
Sealy Mattress Company,		
8.25%, 6–15–14	$ 3,375	**$ 3,442,500**
Leisure Time Industry – 0.38%		
Royal Caribbean Cruises Ltd.:		
8.0%, 5–15–10	1,250	1,324,663
8.75%, 2–2–11	2,000	2,178,630
		3,503,293
Metal Fabrication – 0.37%		
Metals USA, Inc.,		
11.125%, 12–1–15	3,100	**3,394,500**
Motion Pictures – 1.53%		
AMC Entertainment Inc.,		
8.0%, 3–1–14	5,300	4,982,000
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	11,500	9,171,250
		14,153,250
Motor Vehicles – 1.98%		
AutoNation, Inc.,		
7.50688%, 4–15–13 (A)	825	835,312
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	3,375	3,450,937
Sonic Automotive, Inc.,		
8.625%, 8–15–13	7,000	7,052,500
TRW Automotive Acquisition Corp.,		
9.375%, 2–15–13	1,500	1,597,500
United Auto Group, Inc.,		
9.625%, 3–15–12	5,000	5,300,000
		18,236,249
Multiple Industry – 1.59%		
K&F Acquisition, Inc.,		
7.75%, 11–15–14	4,259	4,269,647
Mediacom Broadband LLC and Mediacom		
Broadband Corporation,		
8.5%, 10–15–15 (A)	3,000	2,981,250
Warner Chilcott Corporation,		
8.75%, 2–1–15	7,175	7,426,125
		14,677,022

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Domestic – 3.45%		
Chaparral Energy, Inc.,		
8.5%, 12–1–15	$ 1,950	$ 1,935,375
Chesapeake Energy Corporation:		
7.625%, 7–15–13	2,500	2,553,125
6.375%, 6–15–15	6,020	5,749,100
Delta Petroleum Corporation,		
7.0%, 4–1–15	800	736,000
Denbury Resources Inc.:		
7.5%, 4–1–13	1,750	1,750,000
7.5%, 12–15–15	3,315	3,315,000
EXCO Resources, Inc.,		
7.25%, 1–15–11	6,500	6,353,750
Frontier Oil Corporation,		
6.625%, 10–1–11	4,810	4,810,000
Petrohawk Energy Corporation,		
9.125%, 7–15–13 (A)	4,600	4,623,000
		31,825,350
Petroleum – International – 2.96%		
Coastal Corporation (The),		
9.625%, 5–15–12	4,000	4,430,000
El Paso Corporation,		
7.625%, 9–1–08	3,000	3,071,250
Forest Oil Corporation,		
7.75%, 5–1–14	3,500	3,535,000
Newfield Exploration Company,		
7.625%, 3–1–11	2,000	2,062,500
Pemex Project Funding Master Trust,		
7.375%, 12–15–14	12,200	13,188,200
Swift Energy Company,		
9.375%, 5–1–12	1,000	1,055,000
		27,341,950
Petroleum – Services – 1.27%		
Grant Prideco, Inc.,		
6.125%, 8–15–15	800	764,000
Hanover Compressor Company:		
8.625%, 12–15–10	2,350	2,444,000
7.5%, 4–15–13	1,650	1,650,000
9.0%, 6–1–14	750	795,000
R&B Falcon Corporation,		
9.5%, 12–15–08	3,750	4,072,913
SemGroup, L.P. and SemGroup Finance Corp.,		
8.75%, 11–15–15 (A)	1,950	1,967,063
		11,692,976

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Publishing – 1.04%		
CBD Media Holdings LLC and CBD Holdings Finance, Inc.,		
9.25%, 7–15–12	$ 3,200	$ 3,152,000
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	1,700	1,674,500
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	4,600	4,749,500
		9,576,000
Railroad – 2.23%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	10,550	10,550,000
TFM, S.A. de C.V.:		
9.375%, 5–1–12	5,625	5,962,500
12.5%, 6–15–12	3,700	4,070,000
		20,582,500
Real Estate Investment Trust – 1.90%		
Host Marriott, L.P.:		
9.25%, 10–1–07	4,250	4,382,812
7.125%, 11–1–13	13,000	13,162,500
		17,545,312
Restaurants – 0.75%		
NPC International, Inc.,		
9.5%, 5–1–14 (A)	7,000	**6,895,000**
Retail – Food Stores – 1.83%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	2,450	2,486,750
Domino's Inc.,		
8.25%, 7–1–11	4,500	4,725,000
Stater Bros. Holdings Inc.:		
8.89%, 6–15–10	850	858,500
8.125%, 6–15–12	8,750	8,793,750
		16,864,000
Retail – General Merchandise – 0.37%		
Interline Brands, Inc.,		
8.125%, 6–15–14	1,500	1,518,750
NBC Acquisition Corp.,		
0.0%, 3–15–13 (C)	2,650	1,934,500
		3,453,250

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Retail – Specialty Stores – 1.61%		
General Nutrition Centers, Inc.,		
8.5%, 12–1–10	$4,500	$ 4,365,000
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	6,235	5,845,313
United Rentals (North America), Inc.,		
7.0%, 2–15–14	5,000	4,700,000
		14,910,313
Security and Commodity Brokers – 1.02%		
Elan Finance public limited company and Elan Finance Corp.,		
7.75%, 11–15–11	6,040	5,881,450
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	3,413	3,583,650
		9,465,100
Steel – 0.38%		
PNA Group, Inc.,		
10.75%, 9–1–16 (A)	3,440	3,534,600
Timesharing and Software – 0.35%		
iPayment, Inc.,		
9.75%, 5–15–14 (A)	3,200	3,264,000
Trucking and Shipping – 0.41%		
Quality Distribution, LLC and QD Capital Corporation,		
9.0%, 11–15–10	4,000	3,830,000
Utilities – Electric – 2.74%		
Aquila, Inc.,		
14.875%, 7–1–12	6,500	8,531,250
DPL Inc.,		
8.25%, 3–1–07	1,570	1,584,584
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13	5,600	5,607,000
NRG Energy, Inc.:		
7.25%, 2–1–14	3,800	3,771,500
7.375%, 2–1–16	1,995	1,982,531
Tenaska Alabama Partners, L.P.,		
7.0%, 6–30–21 (A)	3,909	3,830,422
		25,307,287

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Gas and Pipeline – 1.63%		
ANR Pipeline Company,		
8.875%, 3–15–10	$ 2,400	$ 2,516,796
Copano Energy, L.L.C.,		
8.125%, 3–1–16	4,650	4,708,125
Sonat Inc.,		
7.625%, 7–15–11	1,800	1,845,000
Williams Companies, Inc. (The):		
8.125%, 3–15–12	2,650	2,828,875
7.625%, 7–15–19	3,000	3,120,000
		15,018,796
Utilities – Telephone – 3.90%		
Alamosa (Delaware), Inc.,		
8.5%, 1–31–12	4,500	4,792,500
American Tower Corporation,		
7.5%, 5–1–12	3,750	3,853,125
American Towers, Inc.,		
7.25%, 12–1–11	4,750	4,892,500
LCI International, Inc.,		
7.25%, 6–15–07	6,210	6,225,525
Nextel Communications, Inc.,		
7.375%, 8–1–15	7,500	7,738,043
Quest Communications International Inc., Series B,		
7.5%, 2–15–14	3,000	3,007,500
Qwest Corporation,		
8.875%, 3–15–12	5,000	5,456,250
		35,965,443
TOTAL CORPORATE DEBT SECURITIES – 92.25%		**$851,831,112**
(Cost: $844,326,818)		
SHORT-TERM SECURITIES		
Capital Equipment – 0.81%		
Deere (John) Credit Limited (Deere (John)		
Capital Corporation),		
5.33%, 11–3–06	7,500	**7,463,356**
Food and Related – 2.05%		
Kellogg Co.:		
5.3%, 10–13–06	10,000	9,982,333
5.32%, 10–30–06	9,000	8,961,430
		18,943,763

See Notes to Schedule of Investments on page 26.

The Investments of High Income Fund

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 1.18%		
Fortune Brands Inc.,		
5.46%, 10–2–06	$10,873	$ 10,871,351
Utilities – Electric – 1.08%		
PacifiCorp,		
5.3%, 10–16–06	10,000	9,977,917
TOTAL SHORT-TERM SECURITIES – 5.12%		$ 47,256,387
(Cost: $47,256,387)		
TOTAL INVESTMENT SECURITIES – 99.09%		$914,938,623
(Cost: $911,832,260)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.91%		8,421,018
NET ASSETS – 100.00%		$923,359,641

Notes to Schedule of Investments

    Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

 *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of these securities amounted to $63,725,751 or 6.90% of net assets.

(B) Securities valued in good faith by the Valuation Committee appointed by the Board of Directors.

(C) These securities do not bear interest for an initial period of time and subsequently become interest bearing.

    See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

    See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

HIGH INCOME FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $911,832) (Notes 1 and 3)	$914,939
Cash	70
Receivables:	
Dividends and interest	16,743
Investment securities sold	2,130
Fund shares sold	1,179
Prepaid and other assets	96
Total assets	935,157

LIABILITIES

Payable for investment securities purchased	8,947
Payable to Fund shareholders	2,105
Accrued shareholder servicing (Note 2)	223
Accrued service fee (Note 2)	172
Accrued management fee (Note 2)	31
Accrued accounting services fee (Note 2)	19
Accrued distribution fee (Note 2)	3
Other	297
Total liabilities	11,797
Total net assets	$923,360

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$127,090
Additional paid-in capital	1,019,626
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	3,407
Accumulated undistributed net realized loss on investment transactions	(229,869)
Net unrealized appreciation in value of investments	3,106
Net assets applicable to outstanding units of capital	$923,360
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.27
Class B	$7.26
Class C	$7.26
Class Y	$7.27
Capital shares outstanding:	
Class A	116,539
Class B	4,568
Class C	2,150
Class Y	3,833
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

HIGH INCOME FUND
For the Fiscal Year Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$74,528
Dividends.	463
Total income	74,991

Expenses (Note 2):

Accounting services fee	221
Audit fees.	29
Custodian fees.	22
Distribution fee:	
Class A.	40
Class B.	255
Class C.	116
Investment management fee.	5,564
Legal fees	13
Service fee:	
Class A.	2,043
Class B.	85
Class C.	39
Shareholder servicing:	
Class A.	1,826
Class B.	151
Class C.	59
Class Y.	37
Other	295
Total expenses	10,795
Net investment income	64,196

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	192
Unrealized depreciation in value of investments during the period	(16,734)
Net loss on investments	(16,542)
Net increase in net assets resulting from operations	$47,654

See Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2006	**2005**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 64,196	$ 65,780
Realized net gain on investments	192	8,152
Unrealized depreciation.	(16,734)	(29,774)
Net increase in net assets resulting from operations	47,654	44,158
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A.	(58,432)	(59,640)
Class B.	(2,055)	(2,192)
Class C.	(951)	(983)
Class Y	(1,782)	(1,675)
Realized gains on investment transactions:		
Class A.	(—)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
	(63,220)	(64,490)
Capital share transactions (Note 5)	7,153	10,392
Total decrease	(8,413)	(9,940)
NET ASSETS		
Beginning of period.	931,773	941,713
End of period.	$923,360	$931,773
Undistributed net investment income	$ 3,407	$ 2,431

(1)See "Financial Highlights" on pages 30 - 33.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.39	$7.55	$7.39	$6.84	$7.26
Income (loss) from investment operations:					
Net investment income	0.52	0.52	0.51	0.52	0.56
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.17)	0.17	0.54	(0.42)
Total from investment operations	0.39	0.35	0.68	1.06	0.14
Less distributions from:					
Net investment income	(0.51)	(0.51)	(0.52)	(0.51)	(0.56)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.51)	(0.51)	(0.52)	(0.51)	(0.56)
Net asset value, end of period	$7.27	$7.39	$7.55	$7.39	$6.84
Total return[1]	5.40%	4.77%	9.44%	16.10%	1.91%
Net assets, end of period (in millions)	$847	$856	$870	$833	$728
Ratio of expenses to average net assets	1.15%	1.14%	1.11%	1.15%	1.13%
Ratio of net investment income to average net assets	7.12%	6.93%	6.83%	7.31%	7.61%
Portfolio turnover rate.	47%	40%	65%	63%	57%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.39	$7.55	$7.39	$6.83	$7.25
Income (loss) from investment operations:					
Net investment income	0.45	0.45	0.44	0.45	0.49
Net realized and unrealized gain (loss) on investments.	(0.14)	(0.17)	0.16	0.55	(0.42)
Total from investment operations	0.31	0.28	0.60	1.00	0.07
Less distributions from:					
Net investment income	(0.44)	(0.44)	(0.44)	(0.44)	(0.49)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.44)	(0.44)	(0.44)	(0.44)	(0.49)
Net asset value, end of period	$7.26	$7.39	$7.55	$7.39	$6.83
Total return	4.37%	3.75%	8.37%	15.10%	0.79%
Net assets, end of period (in millions)	$33	$36	$36	$30	$21
Ratio of expenses to average net assets	2.13%	2.11%	2.08%	2.16%	2.11%
Ratio of net investment income to average net assets	6.14%	5.95%	5.86%	6.29%	6.60%
Portfolio turnover rate.	47%	40%	65%	63%	57%

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.39	$7.55	$7.39	$6.83	$7.25
Income (loss) from investment operations:					
Net investment income	0.45	0.45	0.44	0.45	0.49
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.17)	0.17	0.55	(0.42)
Total from investment operations	0.32	0.28	0.61	1.00	0.07
Less distributions from:					
Net investment income	(0.45)	(0.44)	(0.45)	(0.44)	(0.49)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.45)	(0.44)	(0.45)	(0.44)	(0.49)
Net asset value, end of period	$7.26	$7.39	$7.55	$7.39	$6.83
Total return	4.47%	3.82%	8.46%	15.13%	0.76%
Net assets, end of period (in millions)	$15	$16	$15	$10	$9
Ratio of expenses to average net assets	2.06%	2.04%	2.01%	2.13%	2.12%
Ratio of net investment income to average net assets	6.20%	6.02%	5.93%	6.33%	6.59%
Portfolio turnover rate.	47%	40%	65%	63%	57%

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.39	$7.55	$7.40	$6.84	$7.25
Income (loss) from investment operations:					
Net investment income	0.54	0.55	0.54	0.52	0.58
Net realized and unrealized gain (loss) on investments.	(0.12)	(0.18)	0.15	0.57	(0.41)
Total from investment operations	0.42	0.37	0.69	1.09	0.17
Less distributions from:					
Net investment income	(0.54)	(0.53)	(0.54)	(0.53)	(0.58)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.54)	(0.53)	(0.54)	(0.53)	(0.58)
Net asset value, end of period	$7.27	$7.39	$7.55	$7.40	$6.84
Total return	5.89%	5.07%	9.62%	16.65%	2.20%
Net assets, end of period (in millions)	$28	$24	$20	$16	$6
Ratio of expenses to average net assets	0.82%	0.83%	0.83%	0.82%	0.82%
Ratio of net investment income to average net assets	7.44%	7.24%	7.13%	7.58%	7.91%
Portfolio turnover rate.	47%	40%	65%	63%	57%

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of current income, by investing primarily in a diversified portfolio of high-yield, high-risk fixed income securities, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and its potential impact on the Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 6), the fee will be as follows: 0.575% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month, except that, for broker-serviced accounts, effective September 1, 2006, the monthly charge for those accounts became $0.50. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $2,364,284. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2006, W&R received $5,097, $70,169 and $7,799 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $1,498,545 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $51,179, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $415,647,870, while proceeds from maturities and sales aggregated $403,055,648. Purchases of short-term securities aggregated $4,299,000,562, while proceeds from maturities and sales aggregated $4,301,346,419. No U.S. government obligations were bought or sold during the fiscal year ended September 30, 2006.

For Federal income tax purposes, cost of investments owned at September 30, 2006 was $911,905,316, resulting in net unrealized appreciation of $3,033,307, of which $20,185,830 related to appreciated securities and $17,152,523 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$64,210,229
Distributed ordinary income	63,220,082
Undistributed ordinary income	3,772,338
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2007	$ 18,074,168
September 30, 2008	69,897,740
September 30, 2009	19,270,602
September 30, 2010	48,079,168
September 30, 2011	74,473,774
Total carryover	$229,795,452

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands

	For the fiscal year ended September 30,	
	2006	2005
Shares issued from sale of shares:		
Class A	21,111	23,654
Class B	633	1,059
Class C	682	966
Class Y	1,399	1,595
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	7,282	7,193
Class B	265	275
Class C	124	124
Class Y	245	224
Shares redeemed:		
Class A	(27,633)	(30,321)
Class B	(1,227)	(1,218)
Class C	(839)	(926)
Class Y	(983)	(1,342)
Increase in outstanding capital shares	1,059	1,283
Value issued from sale of shares:		
Class A	$153,806	$177,827
Class B	4,604	7,996
Class C	4,965	7,277
Class Y	10,200	12,057
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	52,928	53,933
Class B	1,924	2,059
Class C	901	931
Class Y	1,782	1,675
Value redeemed:		
Class A	(201,699)	(227,312)
Class B	(8,956)	(9,098)
Class C	(6,123)	(6,921)
Class Y	(7,179)	(10,032)
Increase in outstanding capital	$ 7,153	$ 10,392

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors High Income Fund, Inc. (the "Fund") as of September 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors High Income Fund, Inc. as of September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2006

Income Tax Information

The amounts of the dividends below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which the dividends were received or reinvested.

| | | **Per-Share Amounts Reportable As:** | | | | | |
| | | **For Individuals** | | | **For Corporations** | | |
Record Date	**Total**	**Qualifying**	**Non-Qualifying**	**Long-Term Capital Gain**	**Qualifying**	**Non-Qualifying**	**Long-Term Capital Gain**
Class A							
10-12-05	$0.04100	$0.00020	$0.04080	$ —	$0.00020	$0.04080	$ —
11-09-05	0.04100	0.00047	0.04053	—	0.00047	0.04053	—
12-14-05	0.06200	0.00071	0.06129	—	0.00071	0.06129	—
1-11-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
2-08-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
3-15-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
4-12-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
5-10-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
6-14-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
7-12-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
8-09-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
9-13-06	0.04100	0.00024	0.04076	—	0.00024	0.04076	—
Total	$0.51300	$0.00354	$0.50946	$ —	$0.00354	$0.50946	$ —
Class B							
10-12-05	$0.03500	$0.00020	$0.03480	$ —	$0.00020	$0.03480	$ —
11-09-05	0.03600	0.00041	0.03559	—	0.00041	0.03559	—
12-14-05	0.05600	0.00064	0.05536	—	0.00064	0.05536	—
1-11-06	0.03500	0.00020	0.03480	—	0.00020	0.03480	—
2-08-06	0.03500	0.00020	0.03480	—	0.00020	0.03480	—
3-15-06	0.03400	0.00020	0.03380	—	0.00020	0.03380	—
4-12-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
5-10-06	0.03500	0.00020	0.03480	—	0.00020	0.03480	—
6-14-06	0.03400	0.00020	0.03380	—	0.00020	0.03380	—
7-12-06	0.03500	0.00020	0.03480	—	0.00020	0.03480	—
8-09-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
9-13-06	0.03400	0.00020	0.03380	—	0.00020	0.03380	—
Total	$0.44100	$0.00307	$0.43793	$ —	$0.00307	$0.43793	$ —

Income Tax Information *(Continued)*

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
			Class C				
10-12-05	$0.03500	$0.00020	$0.03480	$ —	$0.00020	$0.03480	$ —
11-09-05	0.03600	0.00041	0.03559	—	0.00041	0.03559	—
12-14-05	0.05700	0.00065	0.05635	—	0.00065	0.05635	—
1-11-06	0.03500	0.00020	0.03480	—	0.00020	0.03480	—
2-08-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
3-15-06	0.03400	0.00020	0.03380	—	0.00020	0.03380	—
4-12-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
5-10-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
6-14-06	0.03500	0.00020	0.03480	—	0.00020	0.03480	—
7-12-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
8-09-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
9-13-06	0.03600	0.00021	0.03579	—	0.00021	0.03579	—
Total	$0.44800	$0.00312	$0.44488	$ —	$0.00312	$0.44488	$ —
			Class Y				
10-12-05	$0.04300	$0.00020	$0.04280	$ —	$0.00020	$0.04280	$ —
11-09-05	0.04300	0.00049	0.04251	—	0.00049	0.04251	—
12-14-05	0.06400	0.00073	0.06327	—	0.00073	0.06327	—
1-11-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
2-08-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
3-15-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
4-12-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
5-10-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
6-14-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
7-12-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
8-09-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
9-13-06	0.04300	0.00025	0.04275	—	0.00025	0.04275	—
Total	$0.53700	$0.00367	$0.53333	$ —	$0.00367	$0.53333	$ —

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund

The Board of Directors of Waddell & Reed Advisors High Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (14 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 1997	Professor of Law, Washburn Law School (1998 to present); Formerly, Dean, Washburn Law School (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 4040 Northwest Claymont Dr. Kansas City, MO 64116 Age: 67	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises; President, Missouri Institute of Justice	Director, Salvation Army; Advisory Director, UMB Northland Board (Financial Services)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 73	Director since 1997 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (2004 to present); Professor, University of Utah (until 2005)	None
Linda K. Graves 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 1995	First Lady of Kansas (until 2003)	Chairman and Director, Greater Kansas City Community Foundation
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004)	Director and Shareholder, Valliance Bank; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 86	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 82	Director since 1979	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Welte Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 53	Director since 1996	Shareholder/Director, Polsinelli Shalton Welte Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds
Frederick Vogel III 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Director since 1979	Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art	None

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 63	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, President and Chief Executive Officer of Waddell & Reed (until 2001); formerly, Principal Financial Officer, Treasurer and Director of Waddell & Reed (until 2001); formerly, Executive Vice President, Principal Financial Officer, Treasurer and Director of WRIMCO (until 2001); formerly, Treasurer and Director of WRSCO (until 2001)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Vice President since 1987 Principal Financial Officer since 2002	Senior Vice President of WRSCO (2001 to present); Vice President (1987 to present), Treasurer and Principal Accounting Officer (1976 to 2006), and Principal Financial Officer (2002 to present) of each of the funds in the Fund Complex.	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 37	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Chief Compliance Officer since 2004	Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors High Income Fund, Inc.

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement (Management Agreement) between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request (Request Letter) for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with similar investment objectives, policies and strategies as the Fund (Similar Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with similar investment objectives, policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors High Income Fund's total return performance was lower than the peer group median for the three-, five- and seven-year periods and lower than the Lipper index for the one-, three- and five-year periods. The Directors considered the information provided by WRIMCO, both in its response letter to the Request Letter and in the discussion at the meeting, explaining that the Fund is managed more conservatively and generally has a higher quality portfolio than the peer group funds, which adversely affected its performance over the past three years.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee and overall expense ratio were higher than the peer group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was higher than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than, and at other asset levels were higher than, the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were higher than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions to be effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;

■ the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;

■ the existence or appropriateness of breakpoints in the Fund's management fees;

■ the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.Waddell and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

_____

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
> Waddell & Reed Advisors Global Bond Fund
> Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
> Waddell & Reed Advisors Accumulative Fund
> Waddell & Reed Advisors Core Investment Fund
> Waddell & Reed Advisors Dividend Income Fund
> Waddell & Reed Advisors New Concepts Fund
> Waddell & Reed Advisors Small Cap Fund
> Waddell & Reed Advisors Tax-Managed Equity Fund
> Waddell & Reed Advisors Value Fund
> Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
> Waddell & Reed Advisors Bond Fund
> Waddell & Reed Advisors Government Securities Fund
> Waddell & Reed Advisors High Income Fund
> Waddell & Reed Advisors Limited-Term Bond Fund
> Waddell & Reed Advisors Municipal Bond Fund
> Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
> Waddell & Reed Advisors Cash Management

Specialty Funds
> Waddell & Reed Advisors Asset Strategy Fund
> Waddell & Reed Advisors Continental Income Fund
> Waddell & Reed Advisors Energy Fund
> Waddell & Reed Advisors Retirement Shares
> Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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